UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 5

Vicon Industries, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

925811101

(CUSIP Number)

John W. Kauffman, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, PA 19103; telephone: 215-979-1227

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 925811101

1	Name of reporting person/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Partners, L.P. I.R.S. I.D. No. 23-2888396
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) N/A
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 256,000 shares*
	8	Shared voting power -0-
	9	Sole dispositive power 256,000 shares*
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 256,000 shares*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11)* 5.7%* for Henry Partners, L.P.
14	Type of reporting person (see instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 925811101

1	Name of reporting person/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Matthew Partners, L.P. I.R.S. I.D. No. 23-3063303
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) N/A
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 179,200 shares*
	8	Shared voting power -0-
	9	Sole dispositive power 179,200 shares*
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 179,200 shares*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11)* 4.0%* for Matthew Partners, L.P.
14	Type of reporting person (see instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 925811101

1	Name of reporting person/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Investment Trust, L.P. I.R.S. I.D. No. 23-2887157
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) N/A
6	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	7	Sole voting power 435,200 shares*
	8	Shared voting power -0-
	9	Sole dispositive power 435,200 shares*
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 435,200 shares*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11) 9.7% for Henry Investment Trust*
14	Type of reporting person (see instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. See Item 2 of this Schedule 13D.

CUSIP No. 925811101

1	Name of reporting person/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) David W. Wright
2	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) N/A
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 445,200 shares (including 10,000 shares owned individually by Mr. Wright)*
	8	Shared voting power -0-
	9	Sole dispositive power 445,200 shares (including 10,000 shares owned individually by Mr. Wright)*
	10	Shared dispositive power -0-
11	Aggregate amount beneficially owned by each reporting person 445,200 shares (including 10,000 shares owned individually by Mr. Wright)*
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) N/A
13	Percent of class represented by amount in Row (11) 9.9% (including 0.2% owned individually by Mr. Wright)*
14	Type of reporting person (see instructions) IN

*	NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Mr. Wright owns individually 10,000 shares of the Issuer’s common stock.

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, $.01 par value per share (the “Shares”), of Vicon Industries, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 131 Heartland Blvd., Edgewood, NY 11717.

Item 2.	Identity and Background.

(a) - (c)

This Statement is filed by Henry Partners, L.P. (“Henry”), Matthew Partners, L.P. (“Matthew”), Henry Investment Trust, L.P. (“HIT”) and David W. Wright. Henry and Matthew are private investment funds. HIT is the sole General Partner of each of Henry and Matthew. Mr. Wright is the investment manager of each of Henry and Matthew and is the President of Canine Partners, LLC (“Canine”), the General Partner of HIT. Investment decisions made on behalf of Henry and Matthew are made primarily through their General Partner and Mr. Wright. Each of the foregoing persons is sometimes referred to in this Schedule 13D as a “Reporting Person” and collectively as the “Reporting Persons.” The principal business address of each Reporting Person is 255 South 17th Street, Suite 2608, Philadelphia, PA 19103.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Henry and Matthew are Delaware limited partnerships. HIT is a Pennsylvania limited partnership. Canine is a Pennsylvania limited liability company, and David W. Wright is a citizen of the United States.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, the availability of Shares at prices that would make the purchase of additional Shares desirable, or the market price at which Shares are then currently trading that would make the sale of Shares desirable, the Reporting Persons may increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

On March 26, 2013, the Issuer and Mr. Wright entered into an agreement pursuant to which the Issuer agreed to nominate Mr. Wright as a director As a result, Mr. Wright’s term of office as a director commenced at the Issuer’s 2013 annual meeting of stockholders for a three-year term expiring in 2016.

On March 28, 2014, the Issuer entered into an agreement and plan of merger and reorganization (the “Merger Agreement”), pursuant to which its wholly-owned subsidiary, VI Merger Sub, Inc., a California corporation, will be merged with and into IQinVision, Inc., a California corporation (“IQinVision”), with IQinVision as the surviving subsidiary (the “Merger”).

Concurrently with the execution of the Merger Agreement, and as an inducement for IQinVision to enter into the Merger Agreement, the Reporting Persons entered into a Voting and Lock-Up Agreement with IQinVision, with respect to the shares of Common Stock owned by the Reporting Persons (the “Voting Agreement”).

Pursuant to the Voting Agreement, the Reporting Persons agreed to vote their shares of Common Stock (i) in favor of the issuance of the Merger Consideration (as defined in the Merger Agreement”) pursuant to the Merger Agreement and any actions required in furtherance thereof, (ii) against any proposal or transaction involving the Issuer, the effect of which proposal or transaction is to delay, impair, prevent or nullify the Merger or the transaction contemplated by the Merger Agreement and (iii) against any other action or agreement that would result in a breach in any material respect of any covenant, representation or warranty of the Merger Agreement. The Voting Agreement will terminate upon, among other things, the earlier of the effective time of the Merger or termination of the Merger Agreement or the Issuer’s entry into any material amendment to the Merger Agreement without the approval of Mr. Wright, including, without limitation, any amendment thereto, whether or not material, that would increase the consideration payable thereunder to IQinVision shareholders or that relates to the dividend payable to the Issuer’s shareholders. In addition, the lock-up provisions of the Voting Agreement will terminate as to the Reporting Persons no later than the date that is six months following March 28, 2014. Further, the Reporting Persons will have no further obligations under the Voting Agreement, and the Voting Agreement will terminate, in the event that at any time the Reporting Persons would otherwise be required to vote or provide a consent, the Issuer has not declared a dividend payable to the Issuer’s shareholders prior to the Effective Time of $0.55 per share of Issuer’s common stock, payable within 15 days after the Effective Time. The Reporting Persons also delivered to IQinVision an irrevocable proxy with respect to the voting of their shares of Common Stock on the foregoing matters in the event the Reporting Persons fail to vote or attempt to vote in a manner inconsistent with the terms of the Voting Agreement.

Also, in connection with the Merger Agreement and at the request of the Issuer, Mr. Wright has also agreed to resign as a director of the Company as of the Effective Time of the Merger. Mr. Wright reserves the right to resign from the Issuer’s board at any time prior to the Effective Time.

The foregoing description of (i) the Merger Agreement and the transactions related thereto is qualified in its entirety by reference to the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (the “Form 8-K”) filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2014, and incorporated herein by reference and (ii) the Voting Agreement, a copy of which is filed with this Schedule 13D/A and is incorporated by reference in this Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,503,885 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-Q for the fiscal quarter ended December 31, 2013. As of April 10, 2014, Henry beneficially owned 256,000 Shares, constituting approximately 5.7% of the Shares outstanding, and Matthew beneficially owned 179,200 Shares, constituting approximately 4.0% of the Shares outstanding, for an aggregate ownership of both Henry and Matthew of 435,200 Shares, constituting 9.7% of the Shares outstanding. Mr. Wright, as President of the sole general partner of HIT, which is the sole general partner of each of Henry and Matthew, has the authority to vote and dispose of such Shares. Mr. Wright beneficially owns 10,000 Shares individually, constituting 0.2% of the Shares outstanding, for aggregate ownership total of Henry, Matthew and Mr. Wright of 445,200 Shares, constituting 9.9% of the Shares outstanding.

(c) None of the Reporting Persons effected any transactions in the Issuer’s Shares during the past sixty days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements or understandings among the persons named in Item 2, or among the persons named in Item 2 and any other person, with respect to the securities of the Issuer.

Item 7.	Material To Be Filed As Exhibits.

1.	Joint Filing Agreement. (Filed herewith.)

2.	Letter Agreement dated March 26, 2013 between David W. Wright and the Issuer. (Incorporated by reference to Reporting Persons’ Amendment No. 4 to Schedule 13D/A filed with the SEC on April 2, 2013.)

3.	Voting and Lock-Up Agreement dated as of March 28, 2014 between IQinVision, Inc. and the Reporting Persons. (Filed herewith.)

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P.,
by its General Partner, CANINE PARTNERS, LLC

Date: April 10, 2014	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P.,
by its General Partner, CANINE PARTNERS, LLC

Date: April 10, 2014	By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: April 10, 2014	By:	/s/ David W. Wright
David W. Wright,
President

Date: April 10, 2014		/s/ David W. Wright
David W. Wright